Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Seahawk Drilling, Inc.:

We consent to the use of our report dated April 9, 2009, with respect to the combined balance sheets of the Gulf of Mexico Business of Pride International, Inc. (the Business) as of December 31, 2008 and 2007, and the related combined statements of operations, net parent funding, and cash flows for each of the years in the three-year period ended December 31, 2008, incorporated herein by reference.

Our report contains an explanatory paragraph that states that the combined financial statements have been prepared from the separate records maintained by the Business and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Business had been operated as an unaffiliated entity. Our report also refers to a change in the method for accounting for uncertain tax positions in 2007.

/s/ KPMG LLP

Houston, Texas

August 18, 2009